SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Alimera Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

016259202
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Fl.
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

17,635,154 shares of Common Stock (including 16,356,377 shares of Common Stock issuable upon Mandatory Conversion of the Series B Preferred and 800,000 shares of Common Stock issuable upon the exercise of Warrants)* (see Item 4)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

17,635,154 shares of Common Stock (including 16,356,377 shares of Common Stock issuable upon Mandatory Conversion of the Series B Preferred and 800,000 shares of Common Stock issuable upon the exercise of Warrants)* (see Item 4)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

17,635,154 shares of Common Stock (including 16,356,377 shares of Common Stock issuable upon Mandatory Conversion of the Series B Preferred and 800,000 shares of Common Stock issuable upon the exercise of Warrants)* (see Item 4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1% (see Item 4)
14	TYPE OF REPORTING PERSON IA, PN

* The warrants are not exercisable until the Warrant Exercise Date (as defined in Item 4).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

17,635,154 shares of Common Stock (including 16,356,377 shares of Common Stock issuable upon Mandatory Conversion of the Series B Preferred and 800,000 shares of Common Stock issuable upon the exercise of Warrants)* (see Item 4)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

17,635,154 shares of Common Stock (including 16,356,377 shares of Common Stock issuable upon Mandatory Conversion of the Series B Preferred and 800,000 shares of Common Stock issuable upon the exercise of Warrants)* (see Item 4)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

17,635,154 shares of Common Stock (including 16,356,377 shares of Common Stock issuable upon Mandatory Conversion of the Series B Preferred and 800,000 shares of Common Stock issuable upon the exercise of Warrants)* (see Item 4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%
14	TYPE OF REPORTING PERSON IN

* The warrants are not exercisable until the Warrant Exercise Date (as defined in Item 4).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned, as amended (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 1, 2023, the Issuer held the Stockholder Meeting at which the Stockholder Approval was obtained for the issuance of Common Stock upon conversion of the Series B Preferred and exercise of the Warrants in excess of the Change of Control Cap and the Exchange Cap. Pursuant to the terms of the Certificate of Designation, as amended, as a result of the Stockholder Approval, the Issuer will designate a business day no later than ten business days following such Stockholder Approval as the date for the Mandatory Conversion, upon which the Series B Preferred held by the Reporting Persons will automatically convert to shares of Common Stock.

In addition, effective upon Stockholder Approval on August 1, 2023, Mr. DeMont, previously an observer to the Board, was appointed to serve as a member of the Board, subject to the terms of Caligan’s Board Designation Right, as summarized in Amendments No. 1 and No. 2 to this Schedule 13D. Such appointment was in addition to the prior appointment of Mike Kaseta to the Board in connection with the Tranche 1 Closing.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 52,418,841 shares of Common Stock expected to be outstanding following the Mandatory Conversion as provided to the Reporting Persons by the Issuer and assumes the Mandatory Conversion of the Series B Preferred and exercise of the Warrants reported herein.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock were effected in the past sixty (60) days by the Reporting Persons.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the terms of the Warrants, as a result of the Stockholder Approval, the Warrants will no longer be subject to the Ownership Limitation.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2023

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON